Emerald Health Therapeutics Launches Flavoured Cannabis Oils, Expanding SYNCTM Product Line

Combination of appealing natural flavourings and terpenes offers unique consumer experience

Emerald also launches new SYNC CBD nanoemulsion-based Fast Action Spray in BC and Saskatchewan

VANCOUVER, October 19, 2020 -- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has expanded its SYNCTM product line with the launch of new uniquely flavoured CBD cannabis oil products. Emerald has made its first product shipments to British Columbia, Saskatchewan and Nova Scotia, with availability for purchase by consumers expected this week. The company has also planned shipments to Alberta, Manitoba and Newfoundland in the next three weeks.

"To provide consumers of smokeless cannabis alternatives with greater choice, we have expanded our SYNC product line by offering unique flavours in our quality oils. We strived to create new products with the benefits of our SYNC oils, but which also provide novel taste experiences, therefore proposing a new combination of appeal and utility," said Riaz Bandali, President and CEO of Emerald. "We will continue to increasingly focus on science-driven innovation and are enthusiastic about these product introductions and our ongoing development initiatives, with additional launches planned for early 2021."

This product launch consists of two CBD products. The first, SYNC 15 CBD Mint Chocolate + Linalool, provides a semi-sweet dark chocolate taste as well as mint and lavender (targeting 15 mg/g of CBD). Linalool is a terpene known for its calming, relaxing properties1. The second product, SYNC 25 CBD Natural, is a natural oil produced from whole flower cannabis extract (targeting 25 mg/g of CBD).

Emerald will soon also introduce SYNC 30 THC Mango + Myrcene (targeting 30 mg/g of THC). Myrcene is a terpene known for its sedative and muscle relaxant qualities2.

These products have each been designed to provide esthetic appeal to consumers, with desirable all-natural flavourings and added plant-based terpenes with similar taste profiles and known therapeutic effects. The products are made from whole flower cannabis extract to optimize broad spectrum terpene profiles from the cannabis plant. The carrier oil is environmentally-friendly and sustainably-harvested 100%-organic coconut oil, an oil that contains healthy fatty acids. Our mess-free dispenser accurately measures out 0.025 mL in each drop to assure precise dosing.

Launch of new SYNCTM 15 Nano CBD Fast Action Spray

Emerald also delivered its new SYNCTM 15 Nano CBD Fast Action Spray to British Columbia and Saskatchewan last week. Since Emerald launched its SYNCTM 15 Nano THC Fast Action Spray a few weeks ago, shipments have been made to Alberta, Saskatchewan, and Ontario.

The SYNC Nano products enable consumers to choose ingestion over the inhalation of cannabis while achieving a much more rapid, predictable onset and shorter controlled duration of effects compared to edibles and oils. The sublingual spray's effects can start in 10-20 minutes and last two to four hours.

SYNCTM 15 Nano CBD Fast Action Spray contains approximately 15 mg/g of CBD, with all-natural lemon flavouring and limonene terpene. Limonene has been scientifically demonstrated to impart a mellowing (anxiolytic2) yet uplifting (anti-depressive2) effect. SYNC™ 15 Nano THC Fast Action Spray contains approximately 15 mg/g of THC and all-natural citrus flavouring and limonene terpene.

Both products use a discreet, convenient, and mess-free spray bottle that allows for a high degree of control over the dosage, with approximately 1.5 mg of CBD or THC per activation. Nanoemulsions provide increase effectiveness, which can result in a lower required dose to achieve desired cannabis effects.

  Russo, Ethan B, Marcu, Jahan. (2017). Cannabis Pharmacology: The Usual Suspects and a Few Promising Leads. Advances in Pharmacology, Volume 80
  Baron, Eric P. DO. (2018, May 9). Medicinal Properties of Cannabinoids, Terpenes, and Flavonoids in Cannabis, and Benefits in Migraine, Headache, and Pain: An Update on Current Evidence and Cannabis Science. Headache Currents

About Emerald

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the completion of the Company's interest in each of Verdélite Sciences, Inc., Verdélite Property Holdings Inc. and Pure Sunfarms Corp.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, risks associated with receipt of regulatory and stock exchange approvals; regulatory approvals; failure to obtain necessary financing; regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.